Exhibit (a)(1)(c)

LSI LOGIC CORPORATION

Frequently Asked Questions

Regarding the Offer to Exchange
Outstanding Options Under Our 1991 Equity Incentive Plan and 1999
Nonstatutory Stock Option Plan for New Options Under Our
1999 Nonstatutory Stock Option Plan

The following list of questions is designed to provide answers to commonly asked questions about the exchange offer. We urge you to carefully read the following questions and answers as well as the Offer to Exchange, the letter from Wilfred J. Corrigan dated August 20, 2002 and the Stock Option Exchange Offer Election and Withdrawal Forms. The offer is made subject to the terms and conditions of these documents as they may be amended. The information in this list of questions is not complete. Additional important information is contained in the remainder of the offer documents.

Q1.	What is the offer?

A1.	The offer to exchange is a voluntary opportunity for eligible option holders to exchange outstanding options granted by LSI Logic for new options covering a smaller number of shares after a 6 month and 1 day waiting period. We expect to make the new grants on March 20, 2003. The new options will have an exercise price equal to the then fair market value of our common stock.

Q2.	Why are we making the offer?

A2.	We believe that granting stock options motivates our employees to perform at high levels and provides an effective means of recognizing employee contributions to our success. This offer enables us to offer eligible employees a valuable incentive to stay with us. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. These options are commonly referred to as being “underwater.” By making this offer to exchange eligible options for new options that will have an exercise price equal to the market value of the shares on the new option grant date, we intend to provide eligible employees with the benefit of owning options that over time may have a greater potential to increase in value. We believe this will create better performance incentives for eligible employees and, as a result, maximize stockholder value.

Q3.	What securities are we offering to exchange?

A3	. We are offering to exchange all outstanding, unexercised options to purchase shares of our common stock held by eligible employees that have been granted under either our 1991 equity incentive plan or our 1999 nonstatutory stock option plan. In exchange, we will grant new options under the 1999 nonstatutory stock option plan. Options to purchase our common stock granted under plans other than the 1991 equity incentive plan and the 1999 nonstatutory stock option plan are not eligible for exchange in the offer. If you elect to participate in the offer, then you must exchange all options that we have granted to you since February 20, 2002.

Q4.	Who is eligible to participate?

A4.	You are eligible to participate in the offer only if you are an employee hired on or before 5:00 p.m., Pacific Time, on August 15, 2002 who receives pay as a regular employee of LSI Logic or one of our subsidiaries in the United States, Germany, Hong Kong, Japan, The People’s Republic of China or the United Kingdom and you remain employed through the cancellation date. However, members of our board of directors and all of our executive officers, as listed on Schedule A to the Offer to Exchange, are not eligible to participate.

In order to receive a new option, you must remain an employee through the date on which the new options are granted, which will be the first business day that is at least 6 months and 1 day after the cancellation date. We refer to this date as the new option grant date. If we do not extend the offer, the new option grant date will be March 20, 2003.

Q5.	Are employees outside of the United States eligible to participate?

A5.	Yes. Persons who are employees hired on or before 5:00 p.m., Pacific Time, on August 15, 2002 who receive pay as regular employees of LSI Logic or one of our subsidiaries in Germany, Hong Kong, Japan, The People’s Republic of China and the United Kingdom are eligible to participate.

Please be sure to read the appropriate section of the Offer to Exchange dealing with the applicable tax consequences of the exchange in Germany, Hong Kong, Japan, The People’s Republic of China or the United Kingdom.

Q6.	When does this offer end?

A6.	This offer ends at 5:00 p.m., Pacific Time, on September 18, 2002. We refer to this date and time as the expiration date, unless we extend the period during which the offer will remain open. If we extend the offer, the term expiration date will refer to the time and date at which the extended offer expires.

Q7.	How many new options will you receive in exchange for your options that you elect to exchange?

A7.	The new option that we will grant to you will cover 2 shares of our common stock for every 3 shares of our common stock covered by an option that you elect to exchange, rounded up to the nearest whole share. The number of new option shares that you receive will be subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date.

Example 1

If the option you elect to exchange covers 60 shares of our common stock, your new option will cover 40 shares of our common stock.

Example 2

If the option you elect to exchange covers 100 shares of our common stock, your new option will cover 67 shares.

New options will be granted under our 1999 nonstatutory stock option plan. All new options will be subject to a new option agreement between you and us. You must sign the new option agreement before receiving your new options.

Q8.	Why isn’t the exchange ratio simply one-for-one?

A8.	Our stock option program must balance the interests of both employees and shareholders. The ratio of two shares subject to a new option for every three shares subject to the option exchanged will decrease the total number of options outstanding and will benefit shareholders by decreasing potential shareholder dilution.

Q9.	What are the conditions to the offer?

A9.	Participation in the offer is completely voluntary. The completion of the exchange offer is subject to a number of customary conditions that are described in Section 7 of the Offer to Exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange any properly tendered eligible options. Prior to the expiration date of the exchange offer, we reserve the right to amend the exchange offer for any or no reason.

Q10.	Are there any eligibility requirements that you must satisfy after the expiration date to receive the new options?

A10.	To receive a grant of new options under the terms of the offer and the 1999 nonstatutory stock option plan, you must be employed by us or one of our subsidiaries through the new option grant date.

As discussed below, we will grant your new options to you on the first business day that is at least 6 months and 1 day after the cancellation date. We expect that the new option grant date will be March 20, 2003. If, for any reason, you do not remain employed by us or one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled. Unless otherwise expressly provided by the applicable laws of a non-U.S. jurisdiction, your employment with us or one of our subsidiaries remains “at will” and can be terminated by you or us or one of our subsidiaries at any time, with or without cause or notice.

Q11.	When will you receive your new options?

A11.	We will send you a promise to grant stock option promptly after the date on which we accept and cancel the options elected to be exchanged. The promise to grant stock option represents our commitment to grant you a new option on the new option grant date, provided that you remain employed by LSI Logic or one of our subsidiaries through the new option grant date.

We will grant the new options on the new option grant date. The new option grant date will be the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange. Our board of directors has selected this date as the actual grant date for the new options. We will not grant the new options before the new option grant date.

Q12.	When will the options you elect to exchange be cancelled?

A12.	The options you elect to exchange will be cancelled on the first business day following the expiration date of this offer. We refer to this date as the cancellation date. If we do not extend the offer, the cancellation date will be September 19, 2002. Therefore, the new options will be granted on March 20, 2003.

Q13.	Why won’t you receive your new options immediately after the expiration date of the offer?

A13.	Published rules of the Financial Accounting Standards Board require options granted within 6 months of cancelled options to be treated as a variable expense to earnings. This means that we would be required to record the non-cash accounting impact of increases in our stock price as a compensation expense if we issued new options immediately. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least 6 months and 1 day, we believe that we will not have to treat the new options as variable awards.

Q14.	If you elect to exchange options in the offer, will you be eligible to receive other option grants before you receive your new options?

A14.	No. If you accept the offer, you cannot receive any other option grants before you receive your new options. We will defer granting you these other options to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer.

Q15.	Is this a repricing?

A15.	No. The Financial Accounting Standards Board has adopted rules that result in unfavorable accounting consequences for companies that reprice options. If we repriced your options, our potential for profitability in the future would be significantly reduced because we would be required to record a charge against earnings with respect to any future appreciation of the repriced options.

Q16.	Why can’t we just grant you additional options?

A16.	Because of the large number of underwater options outstanding, granting additional options covering the same aggregate number of shares of common stock as the outstanding eligible options would have a severe negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited number of options that we may grant without stockholder approval, and our current reserves must be conserved for ongoing grants and new hires.

Q17.	Will you be required to give up all of your rights under the cancelled options?

A17.	Yes. Once we have accepted options that you tender for exchange, your options will be cancelled and you will no longer have any rights under those options. We intend to cancel all options accepted for exchange on the cancellation date, which is the first business day following the expiration of the offer. We expect the cancellation date to be September 19, 2002.

Q18.	What will the exercise price of the new options be?

A18.	The exercise price per share of the new options will be 100% of the fair market value of our common stock on the new option grant date, which would be the closing price reported by the New York Stock Exchange for our common stock on the new option grant date, which is expected to be March 20, 2003.

We cannot predict the exercise price of the new options. Because we will grant new options on the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of your current options.

Q19.	When will the new options vest?

A19.	Each new option will vest based on a new 4-year vesting schedule that will begin on the new option grant date. The new vesting schedule will be as follows:

•	25% of the shares subject to the new option will vest on the first anniversary of the new option grant date, and

•	25% of the shares subject to the new option will vest on each subsequent anniversary of the new option grant date,

so that each new option will be fully vested on the 4th anniversary of the new option grant date, subject to your continued employment with us or one of our subsidiaries through each relevant vesting date.

For example, a new option to purchase 1,000 shares of our common stock granted on the scheduled new option grant date of March 20, 2003 will vest as follows:

•	none of the shares subject to the new option will be vested on March 20, 2003,

•	250 shares subject to the new option will vest on March 20, 2004,

•	an additional 250 shares subject to the new option will vest on March 20, 2005,

•	an additional 250 shares subject to the new option will vest on March 20, 2006, and

•	the final 250 shares subject to the new option will vest on March 20, 2007.

Q20.	What if another company acquires us in a merger or stock acquisition?

A20.	Although we are not anticipating any such merger or acquisition, if we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, then the resulting entity will be obligated to grant the new options under the same terms as provided in this offer. However, the type of security and the number of shares covered by each new option would be adjusted based on the consideration per share given to the holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such new option will have an exercise price equal to the fair market value of the acquiror’s stock on the new option grant date. As a result of this adjustment, you may receive options for more or fewer shares of the acquiror’s common stock than the number of shares subject to the eligible options that you exchange or than the number you would have received pursuant to a new option if no acquisition had occurred.

Regardless of any such merger, consolidation or acquisition, the new option grant date will be the first business day that is at least 6 months and 1 day after the cancellation date. Consequently, you may not be able to exercise your new options until after the effective date of the merger, consolidation or acquisition. If you submit your options in the exchange and the merger, consolidation or acquisition occurs after the expiration date but before the new option grant date, you will not be able to exercise your option to purchase our common stock before the effective date of the merger, consolidation or acquisition.

You should be aware that these types of transactions could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger, consolidation or acquisition. The exercise price of new options granted to you after the announcement of a merger or acquisition of LSI Logic would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your current options. This could result in option holders who do not participate in this offer receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquiror, not LSI Logic common stock, while option holders who decide not to participate in this offer could exercise their options before the effective date of the merger or acquisition and sell their LSI Logic common stock before the effective date.

Finally, if another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the grant of the new options under this option exchange program. Termination of your employment for this or any other reason before the new options are granted means that you will receive neither new options, nor any other compensation for your cancelled options.

Q21.	Are there circumstances under which you would not be granted new options?

A21.	Yes. If, for any reason, you are no longer an employee of us or one of our subsidiaries on the new option grant date, you will not receive any new options.

Unless otherwise expressly provided by the applicable laws of a non-U.S. jurisdiction, your employment with us or one of our subsidiaries will remain “at-will” regardless of your participation in the offer and can be terminated by you or us or one of our subsidiaries at any time, with or without cause or notice.

Moreover, even if we accept your options, we will not grant new options to you if we are prohibited from doing so by applicable law. For example, we could become prohibited from granting new options as a result from changes in SEC rules, regulations or policies, New York Stock Exchange listing requirements or the laws of a non-U.S. jurisdiction. We do not anticipate any such prohibitions.

Q22.	If you elect to exchange an eligible option, do you have to elect to exchange all of the shares covered by that option?

A22.	Yes. We are not accepting partial tenders of options. However, you may elect to exchange the remaining portion of any option that you have partially exercised. Accordingly, you may elect to exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to each grant or none of the shares for that particular grant. For example and except as otherwise described below, if you hold (1) an option to purchase 1,000 shares at $20.00 per share, 700 of which you have already exercised, (2) an option to purchase 1,000 shares at an exercise price of $25.00 per share, and (3) an option to purchase 2,000 shares at an exercise price of $30.00 per share, you may elect to exchange:

•	your first option covering 300 remaining unexercised shares,

•	your second option covering 1,000 shares,

•	your third option covering 2,000 shares,

•	two of your three options,

•	all three of your options, or

•	none of your options.

These are your only choices in the above example. You may not elect, for example, to exchange your first option with respect to only 150 shares (or any other partial amount) under that grant or less than all of the shares under the second and third option grants.

If you elect to exchange any of your options, then you must elect to exchange all of the options that we granted to you since February 20, 2002. For example, if you received an option grant in January 2001 and a grant in April 2002 and you want to exchange your January 2001 option grant, you also would be required to exchange your April 2002 option grant.

Q23.	What happens to options that you choose not to exchange or that are not accepted for exchange?

A23.	Options that you choose not to exchange or that we do not accept for exchange remain outstanding until they expire by their terms and retain their current exercise price and current vesting schedule.

Q24.	Will you have to pay taxes if you exchange your options in the offer?

A24.	If you exchange your current options for new options, you should not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. On the new option grant date, you will not be required under current law to recognize income for U.S. federal income tax purposes.

If you are a tax resident of a country other than the United States, the tax consequences of participating in this offer may be different for you. Please be sure to read the sections of the Offer to Exchange that discuss the potential tax consequences in the country in which you are subject to tax.

For all employees, we recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in the exchange offer. If you are a resident of, or subject to the tax laws in the United States, Germany, Hong Kong, Japan, The People’s Republic of China or the United Kingdom but are also subject to the tax laws in another country, including one of the countries listed above, you should be aware that there may be other tax and social insurance consequences which may apply to you.

Q25.	Will your new options be incentive stock options or non-qualified stock options?

A25.	Your new options will be non-qualified stock options. We recommend that you read the tax discussion in the Offer To Exchange and discuss the personal tax consequences of non-qualified stock options with your financial advisor.

Q26.	When will your new options expire?

A26.	Your new options will expire 10 years from the date of grant, or earlier if your employment with us or one of our subsidiaries terminates.

Q27.	Can the offer be extended, and if so, how will we notify you if the offer is extended?

A27.	The offer expires at 5:00 p.m., Pacific Time, on September 18, 2002, unless we extend it. We may, in our discretion, extend the offer at any time, but we do not currently expect to do so. If we extend the offer, we will issue a press release or other public announcement disclosing the extension no later than 6:00 a.m., Pacific Time, on the next business day following the previously scheduled expiration date of the offer.

Q28.	How do you elect to exchange your options?

A28.	If you elect to exchange your options, you must deliver, before 5:00 p.m., Pacific Time, on September 18, 2002, or such later date and time as we may extend the expiration of the offer, a properly completed and executed election form via facsimile (fax # (408) 954-4633) to Stock Administration at LSI Logic. This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any or all options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions described in the stock option exchange program documents, we will accept all properly tendered options promptly after the expiration of the offer.

Q29.	During what period of time may you withdraw options that you previously elected to exchange?

A29.	You may withdraw any options that you previously elected to exchange at any time before the offer expires at 5:00 p.m., Pacific Time, on September 18, 2002. If we extend the offer beyond that time, you may withdraw any options that you previously elected to exchange at any time before the extended expiration of the offer. To withdraw some or all of your options, you must deliver to Stock Administration via facsimile (fax # (408) 954-4633) a signed withdrawal form, with the required information completed, before the expiration date. If you withdraw options, you may re-elect to exchange them only by delivering a new election form. The new election form must list all the options you want to exchange.

Although we intend to accept all options validly elected to be exchanged promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on October 15, 2002, you may withdraw your options.

Q30.	Can you change your election regarding options you have elected to exchange?

A30.	Yes, you may change your election to exchange any particular options at any time before the offer expires at 5:00 p.m., Pacific Time, on September 18, 2002. If we extend the offer beyond that time, you may change your election to exchange options at any time until the extended offer expires. In order to change your election to include options that you had not previously tendered, you must deliver to Stock Administration a new election form via fax (fax # (408) 954-4633). Your new election form must include the required information regarding all of the options you want to exchange and must be signed and clearly dated after the date of your original election form. In order to withdraw from the exchange offer some or all of the options you previously tendered, you must deliver to us a signed and dated withdrawal form, with the required information, before the offer expires. For more information on withdrawing your options, please see Q&A 29 above.

Q31.	Why do you have to cancel options granted after February 20, 2002, if you choose to participate?

A31.	Under current accounting rules, options that we granted during the six-month period before this offer commenced and the six-month period after cancellation of tendered options could be viewed as “replacement” options for the cancelled grants. As such, Financial Accounting Standards Board rules would require unfavorable accounting treatment for these replacement option grants.

Q32.	Are we making any recommendation as to whether you should exchange your eligible options?

A32.	No. We are not making any recommendation as to whether you should accept the offer to exchange your options. You must make your own decision as to whether or not to accept the offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor.

Q33.	Who can you talk to if you have questions about the offer, or if you need additional copies of the offer documents?

A33.	For additional information or assistance, you should contact:

Stock Administration LSI Logic Corporation 1551 McCarthy Blvd. Milpitas, California 95035 (408) 433-6644